SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017-4º andar		2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1529	13 - FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	4/1/2009	6/30/2009
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2009	2 - PREVIOUS QUARTER 6/30/2009	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2008
Paid-in Capital
1 - Common	346,595	346,595	345,508
2 - Preferred	270,393	270,273	269,404
3 - Total	616,988	616,868	614,912
Treasury shares
4 - Common	120	125	97
5 - Preferred	423	749	788
6 - Total	543	874	885

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Not presented
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	6/29/2009	Dividend	7/31/2009	Common	0.7800000000
02	RCA	6/29/2009	Dividend	7/31/2009	Preferred	0.8580000000
03	RCA	6/29/2009	Interest on shareholders’ equity	7/31/2009	Common	0.3800000000
04	RCA	6/29/2009	Interest on shareholders’ equity	7/31/2009	Preferred	0.4180000000
05	RCA	8/11/2009	Dividend	10/2/2009	Common	1.3000000000
06	RCA	8/11/2009	Dividend	10/2/2009	Preferred	1.4300000000
07	RCA	8/11/2009	Interest on shareholders’ equity	10/2/2009	Common	0.2500000000
08	RCA	8/11/2009	Interest on shareholders’ equity	10/2/2009	Preferred	0.2750000000
09	RCA	11/9/2009	Dividend	12/18/2009	Common	1.4800000000
10	RCA	11/9/2009	Dividend	12/18/2009	Preferred	1.6280000000
11	RCA	11/9/2009	Interest on shareholders’ equity	12/18/2009	Common	0.5400000000
12	RCA	11/9/2009	Interest on shareholders’ equity	12/18/2009	Preferred	0.5940000000

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07-

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/28/2009	6,666,395	64,405	Capital Reserve	804	80.1400000000
02	4/28/2009	6,703,312	36,917	Capital Reserve	389	94.9100000000
03	4/28/2009	6,746,735	43,423	Capital Reserve	0	0.0000000000
04	6/29/2009	6,769,396	22,661	Public Subscription	283	80.1400000000
05	6/29/2009	6,812,666	43,270	Public Subscription	456	94.9100000000
06	7/30/2009	6,810,454	(2,212)	Capital cancelation	(24)	91.8600000000
07	7/30/2009	6,813,024	2,570	Capital Reserve	0	0.0000000000
08	8/25/2009	6,832,078	19,054	Finor Subscription	144	131.9200000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 6/30/2009
1	Total assets	31,675,869	32,567,902
1.01	Current assets	4,902,804	4,924,952
1.01.01	Available funds	1,857,215	1,982,044
1.01.01.01	Cash and cash equivalents	1,857,215	1,982,044
1.01.02	Credits	938,167	808,710
1.01.02.01	Clients	507,937	408,198
1.01.02.02	Sundry Credits	430,230	400,512
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable taxes	430,230	400,512
1.01.02.02.03	Unrealized gains derivatives	0	0
1.01.03	Inventories	668,797	685,194
1.01.03.01	Finished products	168,066	149,449
1.01.03.02	Work in process	63,146	51,496
1.01.03.03	Raw materials	248,384	285,303
1.01.03.04	Production materials	121,703	130,837
1.01.03.05	Supplies and other	68,421	69,339
1.01.03.06	Provision for losses	(923)	(1,230)
1.01.04	Other	1,438,625	1,449,004
1.01.04.01	Dividends and/or Interest on shareholders’ equity	326,057	154,211
1.01.04.02	Deferred income and social contribution taxes	698,618	831,420
1.01.04.03	Prepaid expenses	332,245	383,620
1.01.04.04	Deferred result of financial instruments	0	0
1.01.04.05	Other assets	81,709	79,753
1.02	Non-current assets	26,773,065	27,642,950
1.02.01	Long-term assets	2,604,598	2,862,507
1.02.01.01	Sundry Credits	1,839,620	2,035,789
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	297,524	313,976
1.02.01.01.02	Advances to employees for purchase of shares	10,361	11,590
1.02.01.01.03	Deferred income and social contribution taxes	1,531,735	1,710,223
1.02.01.02	Credits with Related Parties	154,117	359,649
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	154,117	359,649
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	610,861	467,069
1.02.01.03.01	Assets held for sale	59,772	59,772
1.02.01.03.02	Prepaid expenses	58,447	60,529
1.02.01.03.03	Assets surplus - AmBev Institute	19,872	19,872
1.02.01.03.04	Recoverable taxes	462,692	322,783
1.02.01.03.05	Other assets	10,078	4,113
1.02.02	Permanent Assets	24,168,467	24,780,443
1.02.02.01	Investments	18,865,581	19,478,792

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 6/30/2009
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Interest in Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	18,849,439	19,462,650
1.02.02.01.04	Interest in Subsidiaries -Goodwill	0	0
1.02.02.01.05	Other investments	16,142	16,142
1.02.02.02	Property, plant and equipment	2,617,073	2,604,741
1.02.02.03	Intangible assets	2,685,813	2,696,910
1.02.02.04	Deferred charges	0	0

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 - 6/30/2009
2	Total liabilities	31,675,869	32,567,902
2.01	Current liabilities	6,599,377	7,830,325
2.01.01	Loans and financings	393,254	370.235
2.01.02	Debentures	27,502	865,674
2.01.03	Suppliers	1,000,017	887,530
2.01.04	Taxes, charges and contributions	861,358	726,835
2.01.04.01	Income and social contribution taxes	278,229	251,776
2.01.04.02	Other taxes and contributions payable	583,129	475,059
2.01.05	Dividends payable	1,107,990	782,703
2.01.05.01	Dividends payable	853,573	516,820
2.01.05.02	Provision for interest on shareholders’ equity	254,417	265,883
2.01.06	Provisions	109,599	101,307
2.01.06.01	Contingencies	50,255	41,700
2.01.06.02	Other provisions	59,344	59,607
2.01.07	Accounts payable to related parties	2,351,228	3,289,869
2.01.08	Other	748,429	806,172
2.01.08.01	Unrealized loss on derivatives	170,900	235,202
2.01.08.02	Marketing accounts payable	343,254	293,917
2.01.08.03	Payroll, profit sharing and related charges	187,087	242,198
2.01.08.04	Other liabilities	47,188	34,855
2.02	Non-current liabilities	6,469,601	6,142,274
2.02.01	Long-term liabilities	6,469,601	6,142,274
2.02.01.01	Loans and financings	2,728,592	2,839,717
2.02.01.02	Debentures	1,247,016	1,247,640
2.02.01.03	Provisions	303,772	350,969
2.02.01.03.01	Contingencies	303,772	350,969
2.02.01.04	Accounts payable to related parties	1,450,254	850,959
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	739,967	852,989
2.02.01.06.01	Deferral of taxes on sales	375,711	370,864
2.02.01.06.02	Provision for medical assistance benefits/Other	112,767	111,561
2.02.01.06.03	Deferred income and social contribution taxes	13,167	14,217
2.02.01.06.04	Unsecured liabilities – subsidiaries	74,849	192,203
2.02.01.06.05	Other liabilities	163,473	164,144
2.03	Future taxable income	0	0
2.05	Shareholders' equity	18,606,891	18,595,303
2.05.01	Capital stock	6,832,078	6,812,666
2.05.02	Capital reserves	7,808,284	7,765,028
2.05.02.01	Stock option premium	0	0
2.05.02.02	Goodwill in the subscription of shares	4,971,212	4,975,029
2.05.02.03	Tax incentives	698,851	699,248

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2009	4 - 6/30/2009
2.05.02.04	Treasury shares	(46,705)	(87,772)
2.05.02.05	Special goodwill reserve CVM 319/99 - INBEV	2,031,337	2,031,337
2.05.02.06	Equity Instruments – Stock Option Plan	140,564	138,141
2.05.02.07	Advances for Future Capital Increase	0	0
2.05.02.08	Equity Instruments – Stock Option Plan Reflex	13,025	9,045
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit reserves	2,113,291	2,113,291
2.05.04.01	Legal	208,832	208,832
2.05.04.02	Statutory	1,761,583	1,761,583
2.05.04.02.01	Investments	1,761,583	1,761,583
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	142,876	142,876
2.05.04.07.01	Tax Incentive Reserve	142,876	142,876
2.05.05	Equity Valuation Adjustments	(273,550)	74,689
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	2,126,788	1,829,629
2.05.07	Advances for future capital increase	0	0

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross sales and/or services	6,180,904	18,301,103	5,588,037	18,261,318
3.02	Gross sales deductions	(3,638,517)	(10,634,887)	(3,114,519)	(10,107,408)
3.03	Net sales and/or services	2,542,387	7,666,216	2,473,518	8,153,910
3.04	Cost of sales and/or services	(1,051,080)	(3,025,024)	(1,022,757)	(3,138,033)
3.05	Gross profit	1,491,307	4,641,192	1,450,761	5,015,877
3.06	Operating Expenses/Income	68,393	244,936	(754,854)	(2,805,627)
3.06.01	Selling	(515,549)	(1,507,573)	(458,681)	(1,495,113)
3.06.02	General and administrative	(236,841)	(696,045)	(369,156)	(1,209,321)
3.06.02.01	Administrative Expenses	(118,734)	(346,524)	(117,304)	(363,255)
3.06.02.02	Management fees	(8,510)	(14,201)	1,203	(12,373)
3.06.02.03	Tax and labor contingencies and other	(7,183)	(10,320)	2,525	(42,488)
3.06.02.04	Depreciation, amortization and depletion	(90,888)	(282,767)	(239,009)	(721,742)
3.06.02.05	Asset Loss/Impairment	(11,526)	(42,233)	(16,571)	(69,463)
3.06.03	Financial	47,400	276,622	(762,630)	(1,060,905)
3.06.03.01	Financial income	453,737	1,494,805	356,451	388,604
3.06.03.02	Financial expenses	(406,337)	(1,218,183)	(1,119,081)	(1,449,509)
3.06.04	Other operating income	241,953	905,766	50,279	191,773
3.06.05	Other operating expenses	(773)	(15,459)	(36,991)	(46,047)
3.06.06	Equity accounting results	532,203	1,281,625	822,325	813,986
3.07	Operating income	1,559,700	4,886,128	695,907	2,210,250
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	1,559,700	4,886,128	695,907	2,210,250
3.10	Provision for income and social contribution taxes	243,843	258,368	3,166	(37,879)
3.11	Deferred income tax	(363,745)	(705,485)	7,957	(193,327)
3.12	Statutory Contributions/Profit Sharing	(53,814)	(212,390)	(5,936)	(26,948)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	(53,814)	(212,390)	(5,936)	(26,948)
3.12.01.01	Employees	(27,420)	(155,787)	3,943	5,413
3.12.01.02	Management	(14,016)	(22,686)	3,548	1,750
3.12.01.03	Stock Option Plan	(12,378)	(33,917)	(13,427)	(34,111)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Income/Loss for the Period	1,385,984	4,226,621	701,094	1,952,096
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	616,445	616,445	614,027	614,027
	EARNINGS PER SHARE (Reais)	2.24835	6.85644	1.14180	3.17917
	LOSS PER SHARE (Reais)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	1,722,887	4,985,885	1,312,634	3,746,857
4.01.01	Cash generated in the Operations	1,831,589	4,846,333	1,063,687	3,205,586
4.01.01.01	Net Income for the Year	1,385,984	4,226,621	701,094	1,952,096
4.01.01.02	Depreciation and Amortization	134,859	414,850	282,841	857,973
4.01.01.03	Tax, labor and fiscal contingencies	7,183	10,320	(2,525)	42,488
4.01.01.04	Financial charges on fiscal and tax contingencies	813	1,457	(1,775)	3,163
4.01.01.05	(Gain) Loss from Tax Credits	(38,271)	(99,131)	(2,043)	(8,132)
4.01.01.06	Income from adjustment of operations at market value	123,725	36,998	8,074	(4,927)
4.01.01.07	Unsecured liabilities - subsidiaries	39,842	2,644	23,453	(1,732)
4.01.01.08	Financial charges and variation on stock option plan	(165)	(569)	(1,116)	(4,882)
4.01.01.09	(Gain) losses on sale of fixed assets	77,211	103,357	18,562	45,077
4.01.01.10	Exchange Variation and social charges on financing	(105,765)	(166,003)	552,661	622,984
4.01.01.11	Deferred income and social contribution tax benefits	363,745	705,485	(7,957)	193,326
4.01.01.12	Equity accounting results	(532,203)	(1,281,625)	(822,325)	(813,986)
4.01.01.13	Unrealized (gain) losses on derivatives	(62,455)	72,325	(303,368)	(546,674)
4.01.01.14	Interest and variation on loans – associated companies	(231,127)	(789,804)	515,419	372,300
4.01.01.15	Share-based payment	12,378	45,100	13,427	34,111
4.01.01.16	Dividends received – subsidiaries	645,925	1,468,766	80,773	456,894
4.01.01.17	Other, net	9,910	95,542	8,492	5,507
4.01.02	Changes in Assets and Liabilities	(108,702)	139,552	248,947	541,271
4.01.02.01	Accounts receivable from clients	(113,604)	215,951	11,483	513,839
4.01.02.02	Recoverable Taxes	(120,998)	(247,145)	56,391	128,455
4.01.02.03	Inventories	16,396	50,184	30,809	(114,381)
4.01.02.04	Judicial deposits	(1,590)	5,127	(9,847)	(13,949)
4.01.02.05	Related parties	(70,552)	42,185	176,914	263,126
4.01.02.06	Other assets	307,378	833,735	448,296	1,054,637
4.01.02.07	Suppliers	128,461	(14,266)	(107,868)	(323,884)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01.02.08	Payroll, profit sharing and social charges	(55,111)	98,726	(13,645)	(56,815)
4.01.02.09	Income, social contribution and other taxes	24,899	447,424	(161,052)	(94,923)
4.01.02.10	Disbursement related to provision for contingencies	(42,398)	(67,017)	(19,755)	(52,152)
4.01.02.11	Other recoverable taxes and contributions	143,101	20,285	13,806	(279,744)
4.01.02.12	Payment of income and social contribution taxes on profit	(38,211)	(255,995)	(21,273)	(138,525)
4.01.02.13	Payment of interest on loans	(107,250)	(647,778)	(117,964)	(365,637)
4.01.02.14	Other liabilities	(179,223)	(341,864)	(37,348)	21,224
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(274,499)	(535,269)	(209,512)	(2,116,054)
4.02.01	Sale of fixed assets	5,727	17,580	65,781	104,621
4.02.02	Acquisition of fixed assets	(219,072)	(491,260)	(275,253)	(741,764)
4.02.03	Acquisition of investment	0	(435)	(40)	(618,826)
4.02.04	Capital increase in subsidiaries	(61,154)	(61,154)	0	(860,085)
4.03	Net Cash from Financing Activities	(1,573,217)	(3,421,215)	(1,104,546)	(2,025,943)
4.03.01	Financing funding	24,488	584,537	519,181	5,113,670
4.03.02	Financing amortization	(901,753)	(2,890,851)	(628,199)	(4,524,242)
4.03.03	Dividend payment and Interest on shareholders’ equity	(763,538)	(1,274,743)	(984,429)	(2,088,190)
4.03.04	Increase (decrease) in capital	19,054	84,985	(14,578)	55,655
4.03.05	Advances to employees for the purchase of shares	48,784	79,240	18,795	56,079
4.03.06	Share repurchase	(252)	(4,383)	(15,316)	(638,915)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(124,829)	1,029,401	(1,424)	(395,140)
4.05.01	Opening Balance of Cash and Cash Equivalents	1,982,043	827,813	527,115	920,831
4.05.02	Closing Balance of Cash and Cash Equivalents	1,857,214	1,857,214	525,691	525,691

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Corporate Taxpayer’s ID) 02.808.708/0001-07

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,812,666	7,765,028	0	2,113,291	1,829,629	74,689	18,595,303
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,812,666	7,765,028	0	2,113,291	1,829,629	74,689	18,595,303
5.04	Net Income/Loss for the Period	0	0	0	0	1,385,984	0	1,385,984
5.05	Distributions	0	0	0	0	(1,088,825)	0	(1,088,825)
5.05.01	Dividends	0	0	0	0	(836,582)	0	(836,582)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(252,243)	0	(252,243)
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(348,239)	(348,239)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(238,012)	(238,012)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.07.04	Deferred income and social contribution taxes on hedge Reserve (Law 11,638/07)	0	0	0	0	0	44,036	44,036
5.07.05	Cash flow hedge reserves	0	0	0	0	0	(154,263)	(154,263)
5.08	Increase/Decrease in Capital Stock	19,412	(358)	0	0	0	0	19,054
5.08.01	In cash	19,054	0	0	0	0	0	19,054
5.08.02	With reserves	358	(358)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(10,141)	0	0	0	0	(10,141)
5.11	Other Capital Transactions	0	51,208	0	0	0	0	51,208
5.11.01	Stock option - Plan	0	51,208	0	0	0	0	51,208
5.12	Other	0	2,547	0	0	0	0	2,547
5.12.01	Equity Instruments – Stock Option Plan	0	6,404	0	0	0	0	6,404
5.12.02	Other	0	(3,857)	0	0	0	0	(3,857)
5.13	Closing Balance	6,832,078	7,808,284	0	2,113,291	2,126,788	(273,550)	18,606,891

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Corporate Taxpayer’s ID) 02.808.708/0001-07

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,601,990	7,853,110	0	2,113,291	0	709,747	17,278,138
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,601,990	7,853,110	0	2,113,291	0	709,747	17,278,138
5.04	Net Income/Loss for the Period	0	0	0	0	4,226,621	0	4,226,621
5.05	Distributions	0	0	0	0	(2,099,593)	0	(2,099,593)
5.05.01	Dividends	0	0	0	0	(1,338,080)	0	(1,338,080)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(761,513)	0	(761,513)
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(240)	(983,297)	(983,537)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(746,517)	(746,517)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.07.04	Effects of Law 11,638/07 on investees	0	0	0	0	(240)	0	(240)
5.07.05	Deferred income and social contribution taxes on hedge Reserve (Law 11,638/07)	0	0	0	0	0	202,988	202,988
5.07.06	Cash flow hedge reserves	0	0	0	0	0	(439,768)	(439,768)
5.08	Increase/Decrease in Capital Stock	230,088	(145,103)	0	0	0	0	84,985
5.08.01	In cash	84,985	0	0	0	0	0	84,985
5.08.02	With reserves	145,103	(145,103)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(15,180)	0	0	0	0	(15,180)
5.11	Other Capital Transactions	0	77,751	0	0	0	0	77,751
5.11.01	Stock option - Plan	0	77,751	0	0	0	0	77,751
5.12	Other	0	37,706	0	0	0	0	37,706
5.12.01	Equity Instruments – Stock Option Plan	0	52,441	0	0	0	0	52,441
5.12.02	Other	0	(14,735)	0	0	0	0	(14,735)
5.13	Closing Balance	6,832,078	7,808,284	0	2,113,291	2,126,788	(273,550)	18,606,891

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Amounts in thousands of Reais, unless otherwise stated.

1.	OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Bush InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2009 and of 2008

(i)	Aquisition of minority shares in Compañia Cervecera AmBev Dominicana, C. by A. (“AmBev Dominicana”)

On 26 August 2009, the Company, through its subsidiary Monthiers SA increased its participation in the equity of AmBev Dominicana of 65.8% to 100%, registering a goodwill of R$ 113,597.

(ii)	Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. (“Goldensand”) – Merger with AmBev

On April 28, 2009, the subsidiary Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. was merged  into AmBev,  with the purpose of simplifying  the corporate structure and reducing costs  in both  companies involved. The goodwill amortization recorded by AmBev on tax books, based on future profitability, is being, after the merger, considered deductible for tax purposes persuant to the legislation in force.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(iii)	Distribution of Budweiser beer - Cervejaria Paraguaya (Cervepar)

The subsidiary Cervejaria Paraguaya (Cervepar) entered into a distribution agreement with Anheuser-Busch International, Inc in April 2009 for the distribution of Budweiser beer in Paraguay.

(iv)	Quilmes – Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

In March 2009, the subsidiary Quilmes Industrial (Quinsa), Société Anonyme acquired from SAB Miller plc 100% of the capital stock of Bebidas y Aguas Gaseosas Occidente S.R.L., Pepsi’s exclusive bottling company in Bolivia.

(v)	New licensee for the beers of the Labatt family in the United States

The company announced on March 13, 2009 that, after the approval of the United States Department of Justice, it concluded the operation disclosed on February 23, 2009, whereby a subsidiary of KPS Capital Partners, LP became the exclusive and perpetual licensee of the beers of the Labatt family (including, mainly, Labatt Blue and Labatt Blue Light) for the United States of America.

(vi)	Sale of the brands and assets of Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On May 21, 2008, the Company sold to Schincariol Participações e Representações S.A. (“Schincariol”) distribution assets and use rights of the Cintra brands for the amount of R$22,400 and R$16,600, respectively.

(vii)	Outcome of the public tender offer for the shares of Quinsa

AmBev purchased, upon a voluntary public offering, 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa. AmBev’s voting interest in Quinsa went up to 99.56% and the economic interest to 99.26%. The Company disbursed, during February and March 2008, the amount of R$617,632 (equivalent to US$353,499), to settle this transaction, which generated goodwill in the amount of R$500,737.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(viii)	Acquisition of interest from minority shareholders of Quinsa

During the year of 2008, the Company, through its subsidiary Dunvegan S.A. purchased shares from Quinsa’s minority shareholders in the total amount of R$52,713 (equivalent to US$26,229), corresponding to 1,299,147 Class A shares and 459,569 Class B shares. These transactions resulted in goodwill amounting to R$43,265.

(ix)	Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s book value of R$185 was recorded in “Intangible assets” as brands and patents. On May 15, 2008, Obrinvest was dissolved. On the same date, the assets and liabilities of Obrinvest were assumed by the Company. On May 21, 2008, the Company sold the brands and assets related to Cintra, as described in note (vi) above.

2.	PRESENTATION OF ACCOUNTING STATEMENTS AND SIGNIFICANT PRACTICES ADOPTED

2.1 – Effects of the initial adoption of Law 11,638/07 and Law11,941/09.

For comparative purposes, the result for the period ended in September 30, 2008 is being restated taking into consideration the effects of the initial adoption of Law 11,638/07 and Law 11,941/09 on January 1, 2008, and is therefore different from the information filed on November 05, 2008. Below is the reconciliation between the result then filed and the result restated to include these effects, plus the respective effects on the shareholders’ equity on September 30, 2008:

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	07.01.08 to 09.30.08	01.01.08 to 09.30.08
Result before the adjustments arising from the adoption of Law 11,638/07 and Law 11,941/09	949,036	2,094,943
Adjustments of the effects arising from initial adoption of Law 11,638/07 and Law 11,941/09
Asset impairment – CPC 1	415	(1,838)
Financial statements translation adjustments – CPC 02	(306,795)	(269,255)
Write-off and amortization of deferred charges – CPC 4	78	1,638
Receipt of donations and subsidies – CPC 7	33,524	108,044
Cost of transaction on issuing securities – CPC 8	(131)	17,524
Expenses with share-based payment – CPC 10	(13,427)	(34,111)
Financial instruments measured at fair value by applying hedge accounting – CPC 14	(8,074)	4,928
Equity accounting – the effects of Law 11,638/07 in investees	43,846	37,789
Deferred income tax and social contributions on temporary differences	2,622	(7,566)
Result on 09.30.2008 adjusted by the adoption of Law 11.638/07 and Law 11,941/09	701,094	1,952,096

September 30, 2008
Shareholders’ equity on September 30, 2008 before adjustments arising from the adoption of Law 11.638/07 and Law 11.941/09	16,021,290
Adjustments on transition date recognized in:
Retained earnings and accumulated losses
Write-off of deferred charges on January 1, 2008 – CPC 4	(62,221)
Stock Option Plan – CPC 10	(53,611)
Financial instruments – Fair Value – CPC 14	(299,795)
Equity accounting adjustments
Financial statements translation adjustments – CPC 02	269,255
Financial instruments – Hedge Reserves – CPC 14	90,643
Capital reserve
Stock Option plan – CPC 10	87,722
Deferred income tax and social contribution on temporary differences	92,267
Equity accounting – effects of adjustments of Law 11,638/07 in the investees	28,345
Difference in the result of adjustments arising out of the adoption of Law 11,638/07 and Law 11,941/09	(142,847)
Shareholders’ equity on September 30, 2008 adjusted by adopting the Law 11.638/07 and Law 11,941/09	16,031,048

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	07.01.08 to 09.30.08	01.01.08 to 09.30.08
Breakdown of adjustments recorded in the result after the adoption of Law 11,638/07 and Law 11,941/09, detailed by account:
Cost of goods and/or services sold	650	2,008
Depreciations, amortizations and depletions	1,337	4,000
Financial expenses	(8,206)	22,451
Other operating income	(11,327)	(40,365)
Other operating expenses	(125,635)	(51,772)
Equity accounting results	(96,688)	(45,459)
Provision for income and social contribution taxes	2,732	7,967
Deferred income tax	2,622	(7,566)

Statutory Contribution/Profit Sharing – Employees	(13,427)	(34,111)
Total of adjustments recorded in the result	(247,942)	(142,847)

Consolidated Interim Financial Statements – The Company’s Consolidated Interim Financial Statements were prepared for the nine-month period ended September 30, 2009 and are in compliance with the International Accounting Standards (IAS) No34, which deals with interim financial reports. The Consolidated Interim Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS) to replace the Consolidated Interim Financial Statements prepared according to the accounting practices adopted in Brazil (BRGAAP), pursuant to CVM Rule 457 of July 13, 2007 and Directive Release/CVM/SEP/No004/2007 of November 6, 2007, and are filed at CVM.

2.2 – Description of significant accounting practices

The quarterly information was prepared according to the accounting practices adopted in Brazil, which encompass the corporate law, the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncement Committee and the rules issued by the Brazilian Securities Commission (CVM). These accounting practices are consistent with those applied in the financial statements for the year ended December 31, 2008.

a)	Accounting estimates

The preparation of the quarterly information according to the accounting practices adopted in Brazil requires that the Company’s Management use its own considerations in determining them and recording of accounting estimates. Assets and liabilities subject to estimates and assumptions include net book value of fixed asset, allowance for decreasing at recoverable value, allowance for doubtful accounts, provisions for inventory devaluation, deferred assets and liabilities income tax, provision for contingencies, measurement of financial instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of their determination. The Company reviews these estimates at last once a year.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Financial Instruments

Non-derivative financial instruments include investment securities, investments in instruments of debt and equity, accounts receivable and other receivable, loans and financing, just as accounts payable and other debts.

Non-derivative financial instruments are initially recognized at the fair value plus, for instruments that are not recognized at the fair value through profit or loss of any other transaction costs directly attributable. Subsequently to the initial recognition, the non-derivative financial instruments are measured as described below:

Instruments held to maturity

If the company has the intention and capacity of holding its debt instruments until maturity, these are classified as held to maturity.

Investments held to maturity are measured at the amortized cost by using the effective interest rate method, deduced by eventual decreases in their recoverable value.

Instruments available for sale

The company’s investments in equity instruments and certain assets related to debt instruments are classified as available for sale. Subsequently to the initial recognition, they are evaluated at the fair value and their fluctuations, except for decreases in their recoverable value, and the differences in foreign currency of these instruments are directly recognized under shareholders’ equity, net of tax effects. When an investment is no longer recognized, the accumulated profits or losses in shareholders’ equity are transferred to results.

Financial instruments at fair value through result

An instrument is classified at the fair value through the result if it is held for trading, that is, designed as such when the initial recognition. The financial instruments are designed at the fair value through the result if the company manages these investments and makes decisions of purchase and sale based on their fair value according to the investment strategy and risk management documented by the company.

After initial recognition, attributable transaction costs are recognized under result when incurred. Financial instruments at the fair value through result are measured at the fair value and their fluctuations are recognized in the result.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Other

Other non-derivative financial instruments are measured at the amortized cost by using the effective interest rate method, deduced by eventual decreases in the recoverable value.

Derivative Financial Instruments

The Company holds derivative financial instruments to protect risks related to foreign currencies, interest rate and commodities.

The derivatives are initially recognized at their fair value; attributable costs of transactions are recognized under result when incurred. Subsequently to the initial recognition, the derivatives are measured at the fair value and the changes are accounted for in the result, except under the circumstances described below, for the accounting of hedge operations.

Cash Flow Hedge

The changes in the fair value of the protection derivative instrument designated as cash flow hedge are directly recognized in shareholder’s equity, as the hedge is considered effective. If the hedge is considered ineffective, the changes in the fair value are recognized in the result.

If the hedge instrument does not fulfill the criteria for hedge accounting operation, it expires, it is sold, finished or exercised and the hedge accounting operation is prospectively discontinued. The accumulated profit or loss previously recognized in shareholder’s equity remains there until other predicted transactions occur. When the hedged item is a non-financial asset, the amount recognized in shareholders’ equity is transferred to the value of the respective asset when this is recognized. In other cases, the value recognized in the shareholders’ equity is transferred to the result in the same period in which the hedged item affects the result.

Fair Value Hedge

The changes in the fair value of a coverage derivative instrument designated as fair value hedge are recognized in the result. The hedged item is also measured at the fair value relating to the risk to be covered; the gain or loss atributable to the hedged risk is recognized in the result and adjusts the value of the hedged item.

c)	Determination of net income

Revenues and expenses are recognized on an accrual basis.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

Pursuant to corporate legislation amended by Law no. 11,638/07 and Law no. 11,941/09, the “Non-operating income” account was extinct. Thus, the transactions once recorded in this account are now presented in the “Other operating revenues (expenses)” (see note 16).

d)	Current and Non-current Assets

•	Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date to 90 days, are presented at the acquisition cost, plus income earned until the balance sheet date and adjusted, when applicable, at its equivalent market value.

•	Short-term investments

The short-term investments, represented by marketable securities, government bonds and bank deposit certificates, including those denominated in foreign currency, are classified as held for trading, measured at their fair value and recognized in financial result.

•	Trade accounts receivable from clients

Trade accounts receivable are stated at the amount billed including respective sales taxes.

The allowance for doubtful accounts is recorded in an amount considered adequate by management to cover probable losses in the realization of credits, as follows:

	September 30, 2009	June 30, 2009
Opening balance	118,335	119,376
Constitution	13,865	7,347
Reversal/utilization	(6,202)	(8,388)
Closing balance	125,998	118,335

•	Inventories

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values.

Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include overhead related to the production.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•	Other assets

Other current and non-current assets are stated at cost value, including, when applicable, the income earned to the date of closing of the period. When necessary, a reserve for reduction at market values is recorded.

e)	Investments, Property, Plant and Equipment and Intangible Assets

Investments in subsidiaries and in jointly controlled companies are evaluated by the equity method of accounting and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill, being the goodwill presented in the Intangible Assets.

Negative goodwill on investment attributed to sundry economic reasons will only be realized in the event of investment disposal or write-off.

Property, plant and equipment are stated at acquisition cost and include interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded.

Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

Intangible assets are stated at acquisition cost, and are composed mainly of goodwill and market assets from former dealers acquired by the Company. Amortization, when applicable, is calculated by the straight-line method, at the annual rates mentioned in Note 7, within the term limits established in the legislation.

Goodwill in investments, substantiated in the surplus value of property, plant and equipment, is amortized based on the expected useful life of property, plant and equipment of the subsidiary, while goodwill attributed to the expected future results is no longer amortized, but it is tested annually to determine whether there is impairment at the cash generating unit to which it was allocated, in accordance with CPC 4 – Intangible Assets and CVM Resolution 553, of November 12, 2008.

f)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges, monetary and exchange variations accrued up to the date of closing the financial statements (amortized cost).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Pursuant to the corporate legislation amended by Law no. 11,638/07 and Law no 11,941/09, the Deferred income group was extinct. Thus, the transactions once recorded in this group are presented under Other liabilities, in Non-current liabilities.

g)	Provision for contingencies and liabilities related to administrative or law proceedings.

The provision for contingencies is established according to updated values, referring to labor, tax, civil and commercial issues under discussion at the administrative or judicial levels, based on the estimated losses established by the Company’s internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company against the fiscal authorities are accounted for as a provision until they are final and unappealable in favor of the Company.

h)	Fiscal incentives

The Company has certain state fiscal incentive programs as deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under Company’s control. The benefit related to the reduction of these tax payments is accounted for in the income for the year of the Company, based on the accrual basis of accounting of these taxes, or upon the compliance by the companies of the obligations established by the state programs, in order to receive the benefit granted.

i)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income  and social contribution taxes are recorded on the accrual basis, plus the deferred income tax calculated on temporary differences between the accounting and tax basis of assets and liabilities.

The Company also records the deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution when these benefits are expected to be realized, within ten years, based on the future results projection.

j)	Actuarial assets and liabilities related to employee benefits

The Company records the actuarial assets and liabilities related to employee benefits  in accordance with the CVM Resolution no. 371, as of December 13, 2000.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses, which exceed, in each period, the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimated future average time of service of the plan participants.

k)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus market interest.

l)	Functional currency and translation of the financial statements of subsidiaries located abroad

The Company’s Management has defined that its functional currency is the Real, according to the rules established in CPC 2 – Effects in the Changes of Exchange Rates and Translation of Financial Statements, approved by CVM Resolution no. 534. The functional currency of the investees headquartered abroad is the currency of the own country, except the malt operations located in Argentina and Uruguay whose functional currency is the US dollar, as their revenues and cash flows are considerably pegged to such currency.

Investments abroad are translated into reais at the exchange rates effective on the date of the financial statements. The equity accounting results are translated and maintained in reais at the average exchange rates.

The difference between the equity accounting result determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period, as well as the profits and losses resulting from the exchange variance on the opening balances of investments, are recorded in the Shareholders’ Equity account, in the group “Assets valuation adjustments”, pursuant to Technical Pronouncement CPC no. 2 – The Effects of Changes in Foreing Exchange Rates.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

m)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications in the statement of income for the period ended September 30, 2008.

Impairment from losses with returnable assets: a) From cost of goods and/or services sold to Asset Loss/Impairment in the amount of (R$7,528); b) From selling expenses to Asset Loss/Impairment in the amount of (R$61,935); c) From selling expenses to Other operating income in the amount of R$33,081.

Equity gains from Other operating income, the amount of R$140,442 to the Equity accounting result, due to the effects of  Law 11,538/07 – CPC 7.

Amortization of goodwill on investments: from Other operating expenses, the amount of R$84,013 to Depreciations, amortizations and depletions, due to the effects of Law 11,638/07 – CPC 4.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.	RECOVERABLE TAXES AND TAXES PAYABLE

a)	Breakdown of recoverable taxes – Current and non-current:

	Current		Non-current
	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

IPI	2,201	13,916	-	-
ICMS	71,318	103,761	174,296	148,277
PIS / COFINS	47,078	54,561	33,777	36,749
IRRF	3,105	60	-	-
IRPJ / CSLL	296,478	221,860	229,043	112,285
Other local taxes	10,050	6,354	25,576	25,472
	430,230	400,512	462,692	322,783

b)	Breakdown of taxes payable (other taxes and contributions payable) - current:

	Current
	September 30, 2009	June 30, 2009

IPI	87,094	68,152
ICMS	403,210	335,826
PIS / COFINS	61,902	38,541
IRRF	6,601	6,717
Other local taxes	24,322	25,823
	583,129	475,059

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS – Social Integration Program
COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	RELATED PARTIES
4.1 –	Transactions with related parties

	Balances on September 30, 2009					Balances on June 30, 2009
Company	Accounts Receivable	Accounts Payable	Loan Agreements Receivable	Loan Agreements Payable		Accounts Receivable	Accounts Payable	Loan Agreements Receivable	Loan Agreements Payable
AmBev Bebidas	-	(164,711)	-	-		-	(475,023)	-	-
AB InBev	392	-	-	-		1,165	-	-	-
Arosuco	-	(197,211)	-	-		-	(60,629)	-	-
BSA	1,956	(11,367)	4,951	-		12,106	(17,509)	4,926	-
Brahma Venezuela	22,441	(1,020)	-	-		23,692	(1,094)	-	-
CRBS	-	-	4,090	-		-	-	3,980	-
Disbam	-	-	-	(10,541)		-	-	-	(10,962)
Dunvegan	-	(109,143)	-	(398,806	)*	-	(119,793)	-	(441,658	)*
Eagle	-	-	3,096	-		-	-	2,267	-
AmBev Dominicana	10,959	(1,008)	-	-		4,937	(1,105)	-	-
Equador	947	(603)	-	-		1,021	(659)	-	-
Fazenda do Poço	-	-	178	-		-	-	178	-
Fratelli Vita	-	(125,915)	-	-		-	(148,815)	-	-
FAHZ	-	(1,257)	-	-		-	(1,101)	-	-
Guatemala	1,331	(637)	-	-		1,559	(666)	-	-
InBev Holding	58,655	(13,050)	-	-		260,127	(12,875)	-	-
ITB do Brasil	-	-	176	-		-	-	175	-
Jalua S,A,	-	(7)	-	-		-	(7)	-	-
Labatt	18,711	(5,246)	-	-		16,674	(5,604)	-	-
Londrina	-	(180,992)	-	-		-	(140,852)	-	-
Cympay	121	(113,865)	-	-		118	(90,906)	-	-
Malt, Pampa	686	(3,584)	-	-		670	(3,799)	-	-
Malt, Uruguai	163	(221,940)	-	-		170	(162,075)	-	-
Monthiers	-	(1,494,580)*	-	(531,750	)*	-	(1,623,538)*	-	(582,872	)*
NCAQ	-	-	-	(213,133	)*	-	-	-	(235,774	)*
Peru	5,373	(950)	-	-		5,352	(1,037)	-	-
Quinsa	7,271	(166)	-	-		6,995	(2,475)	-	-
Skol	-	-	12,612	-		-	-	13,529	-
Other	-	-	8	-		-	-	8	-
Total	129,006	(2,647,252)	25,111	(1,154,230)		334,586	(2,869,562)	25,063	(1,271,266)

(*) Part of these balances correspond to transaction which the fiscal effect is a hedge item as described in Note 13 (a) (iii).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Transactions occurred from 01,01,09 to 09,30,09		Transactions occurred from 01,01,08 to 09,30,08		Transactions occurred from 07,01,09 to 09,30,09		Transactions occurred from 07,01,08 to 09,30,08
Company	Sales	Financial Income	Sales	Financial Income	Sales	Financial Income	Sales	Financial Income
AmBev Bebidas	351,431	-	164,483	-	109,761	-	104,155	-
Arosuco	14,567	-	3,065	-	9,634	-	12	-
BSA	27,970	-	-	-	5,959	-	-	-
Brahma Venezuela	174	(6,177)	29	1,808	48	(1,849)	17	3,431
Dunvegan	-	148,401	-	(70,122)	-	47,874	-	(112,456)
AmBev Dominicana	-	(1,015)	29	300	-	(342)	17	486
Equador	-	305	-	(114)	-	313	-	(14)
Fratelli Vita	259,945	-	240,199	(4,597)	88,513	-	75,356	-
Guatemala	-	(240)	8	60	-	(83)	5	102
InBev Holding	20	-	-	-	20	-	-	-
Labatt	252	-	27	-	88	-	25	-
Londrina	4,129	-	11,838	-	1,186	-	5,886	-
Cympay	-	21,588	-	(8,166)	-	9,578	-	(14,499)
Malt. Pampa	-	939	-	(11)	-	279	-	(182)
Malt.Uruguai	-	37,623	-	(6,083)	-	16,864	-	(7,651)
Monthiers	-	528,891	-	(279,253)	-	139,018	-	(378,418)
NCAQ	-	60,777	-	(6,137)	-	19,869	-	(6,137)
Peru	-	(1,206)	38	62	-	(401)	23	(37)
Quinsa	-	-	-	(4)	-	-	-	(8)
Other	2,227	(82)	1,694	(43)	497	7	684	(36)
Total	660,715	789,804	421,410	(372,300)	215,706	231,127	186,180	(515,419)
Names used:
AmBev Brasil Bebidas Ltda (“AmBev Bebidas”)
AmBev International Finance Co, Ltd, (“AmBev International”)
Arosuco Aromas e Sucos Ltda, (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cervecería y Maltería Paysandú (“Cympay”)
Compañia Brahma Venezuela S,A, (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S,A, (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
Anheuser-Busch InBev NV/SA (“AB InBev”)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

4.2 –	Transactions with Management members

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care, Moreover, Management members are entitled to the Stock Option Plan.

The total expenses with the Company’s Management members are as follows:

	September 30, 2009	September 30, 2008
Short-term benefits (i)	22,686	5,784
Share-based compensation (ii)	7,603	6,164
Total compensation to key management staff	30,289	11,948

(i)	Corresponds substantially to the executive officers’ compensation and profit sharing (including performance bonus);

(ii)	Corresponds to the cost of the options granted to Management;

Before January 1, 2003, AmBev had deferred payment stock plans. Such financing option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of revised text approved in AmBev´s Extraordinary General Meeting of April 27, 2007.

Excluding the above mentioned plan, AmBev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5.	INVESTMENT IN DIRECT SUBSIDIARIES

a)	Changes in investments in direct subsidiaries

Interest in subsidiaries
Balance on June 30, 2009	19,385,548
Equity accounting	532,203
Reversal of provision for investment losses	38,756
Exchange rate variation in subsidiary abroad	(124,456)
Dividends received and receivable	(971,981)
Capital increase in controled company Arosuco	61,154
Hedge Reserve in subsidiaries (i)	(554)
Translation of subsidiaries financial statements (i)	(113,556)
Share-based payment in subsidiaries (i)	3,979
Balance on September 30, 2009	18,811,093

On September 30, 2009, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities in the amount of R$38,346 (R$77,102 on June 30, 2009) recorded in Non-current Liabilities.

(i)	Reserve originated from adoption of Law no, 11,638/2007 regarding the effects of the equity accounting of adjustments made on investees.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Information on direct subsidiaries:

	On September 30, 2009			On June 30, 2009
Subsidiary	Interest %	Shareholders’ Equity	Investment (ii)	Interest %	Shareholders’ Equity	Investment (ii)
Agrega	50.00	19,770	9,885	50.00	16,032	8,016
AmBev Bebidas	99.50	575,491	562,092	99.50	892,969	888,918
AmBev International	100.00	31,543	31,543	100.00	49,114	49,114
Anep - Antarctica Empreendimentos e Participações Ltda. ("Anep")	100.00	89,270	89,270	100.00	82,199	82,199
Arosuco	99.70	1,405,062	1,344,097	99.70	1,179,036	1,129,400
BSA Bebidas Ltda.	100.00	10,877	10,877	100.00	8,528	8,528
CRBS S.A.	10.68	205,797	21,972	10.68	216,057	23,068
Dahlen S.A.	100.00	695,701	695,701	100.00	762,020	762,020
Eagle	95.43	2,895,326	2,763,359	95.43	3,107,668	2,966,000
Fazenda do Poço Agrícola e Florestamento S.A.("Fazenda do Poço")	91.41	605	553	91.41	606	554
Fratelli Vita	77.97	372,936	288,478	77.97	340,070	262,545
Goldensand (iii)	-	-	-	-	-	-
Hohneck S.A.	50.69	1,082,802	548,892	50.69	1,052,861	533,714
Labatt AS	99.99	11,075,055	11,074,857	99.99	11,316,375	11,316,165
Lambic Holding S.A.	87.10	622,551	542,236	87.10	655,755	571,157
Londrina Bebidas Ltda.	95.89	(36,967)	-	95.89	(77,385)	-
Maltaria Pampa S.A.	60.00	488,944	260,946	60.00	484,541	254,246
Quinsa	42.43	1,208,356	512,734	42.43	1,219,194	517,333
Skol	11.84	776,862	91,947	11.84	757,643	89,673
		21,519,981	18,849,439		22,063,283	19,462,650

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Period from 01.01.09 to 09.30.09			Period from 01.01.08 to 09.30.08 (i)
Subsidiary	Interest %	Adjusted income for the period	Equity Accounting Result (ii)	Interest %	Adjusted income for the period	Equity Accounting Result (ii)
Agrega	50.00	11,351	5,676	50.00	12,829	6,415
AmBev Bebidas	99.50	524,502	511,359	99.50	149,317	148,569
AmBev International	100.00	(87,536)	(87,536)	100.00	43,070	43,070
Anep - Antarctica Empreendimentos e Participações Ltda. ("Anep")	100.00	6,815	6,815	100.00	22,576	22,576
Arosuco	99.70	406,431	394,167	99.70	429,155	423,079
BSA Bebidas Ltda.	100.00	3,804	3,804	100.00	(1,316)	(1,316)
CRBS S.A.	10.68	(27,906)	(2,979)	-	11,852	-
Dahlen S.A.	100.00	5,641	5,641	100.00	1,870	1,870
Eagle	95.43	(607,987)	(580,212)	95.43	228,761	218,187
Fazenda do Poço Agrícola e Florestamento S,A,("Fazenda do Poço")	91.41	(2)	(2)	91.41	(2)	(2)
Fratelli Vita	77.97	36,885	28,617	77.97	108,717	84,247
Goldensand (iii)	-	15,124	-	100.00	1,737	4
Hohneck S.A.	50.69	(30,965)	(15,697)	50.69	66,930	33,928
Labatt AS	99.99	657,350	657,349	99.99	(433,673)	(433,672)
Lambic Holding S.A.	87.10	38,333	33,388	87.10	102,748	89,493
Londrina Bebidas Ltda.	95.89	82,312	-	-	-	-
Maltaria Pampa S.A.	60.00	175,206	100,995	60.00	81,421	31,088
Obrinvest	-	-	-	-	(33)	(25)
Quinsa	42.43	519,132	220,280	42.43	356,862	142,804
Skol	11.84	(336)	(40)	11.84	40,966	3,671
		1,728,154	1,281,625		1,223,787	813,986

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Period from 07.01.09 to 09.30.09			Period from 07.01.08 to 09.30.08 (i)
Subsidiary	Interest %	Adjusted income for the period	Equity Accounting Result (ii)	Interest %	Adjusted income for the period	Equity Accounting Result (ii)
Agrega	50.00	3,738	1,869	50.00	4,556	2,279
AmBev Bebidas	99.50	169,906	158,118	99.50	136,818	136,132
AmBev International	100.00	(17,571)	(17,571)	100.00	57,719	57,718
Anep - Antarctica Empreendimentos e Participações Ltda ("Anep")	100.00	7,070	7,070	100.00	8,119	8,119
Arosuco	99.70	175,453	164,276	99.70	163,776	161,157
BSA Bebidas Ltda	100.00	2,349	2,349	100.00	(1,156)	(1,156)
CRBS S.A.	10.68	(9,038)	(964)	-	20,642	-
Dahlen S.A.	100.00	1,472	1,472	100.00	2,739	2,739
Eagle	95.43	(185,440)	(176,968)	95.43	453,424	432,710
Fazenda do Poço Agrícola e Florestamento S.A.("Fazenda do Poço")	91.41	(1)	(1)	91.41	(1)	(1)
Fratelli Vita	77.97	32,866	25,933	77.97	38,732	30,321
Goldensand (iii)	-	-	-	100.00	(23,449)	4
Hohneck S.A.	50.69	41,230	20,900	50.69	17,074	8,655
Labatt AS	99.99	234,699	234,699	99.99	(107,308)	(107,310)
Lambic Holding S.A.	87.10	8,636	7,522	87.10	43,580	37,958
Londrina Bebidas Ltda.	95.89	40,419	-	-	-	-
Maltaria Pampa S.A.	60.00	46,144	31,743	60.00	22,564	4,895
Obrinvest	-	-	-	-	-	-
Quinsa	42.43	160,687	68,183	42.43	113,520	46,717
Skol	11.84	30,189	3,573	11.84	11,726	1,388
		742,808	532,203		963,075	822,325

(i)	For comparison purposes, this information is being re-submitted to show the effects of Law 11,638/07 and Law 11,941/09 and is therefore different from the information filed on November 05, 2008;

(ii)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group;

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Relevant indirect interest in subsidiaries:

	Total of indirect interest - %
Company Name	September 30, 2009	June 30, 2009
Abroad
Quinsa	57.38	57.38
Jalua Spain S.L.	100.00	100.00
Monthiers	100.00	100.00
Aspen	100.00	100.00

6.	PROPERTY, PLANT AND EQUIPMENT

a)	Breakdown

	September 30, 2009			June 30, 2009
		Accumulated	Residual	Residual	Annual depreciation
	Cost	depreciation	amount	amount	rates (i)
Property, plant and equipment
Lands	71,346	-	71,346	75,461
Buildings and constructions	1,411,077	(767,640)	643,437	677,508	4.00%
Machinery and equipment	3,846,949	(3,047,220)	799,729	842,685	10.00%
Offsite goods/equipment	1,427,796	(790,395)	637,401	635,603	20.00%
Other property, plant and equipment	59,491	(39,301)	20,190	18,416	20.02	%(ii)
Construction in progress	444,970	-	444,970	355,068
	7,261,629	(4,644,556)	2,617,073	2,604,741

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used;

(ii)	Weighted average depreciation rate on September 30, 2009 and June 30, 2009;

On September 30, 2009, the Company holds property, plant and equipment held for sale in the residual amount of R$59,772 (R$59,772 on June 30, 2009), which are classified in Non-current assets, less the provision for potential loss at realization, in the amount of R$23,822 (R$23,822 on June 30, 2009).

b)	Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company on September 30, 2009, there are assets including property, with a net book value totaling R$269,060 (R$215,109 on June 30, 2009), which have been granted as collateral for bank loans, Such restriction has no impact on the use of such assets and on the Company's operations.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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7.	INTANGIBLE

	September 30, 2009			June 30, 2009
		Accumulated	Residual	Residual
	Cost	amortization	amount	amount

Market assets from former dealers	974,590	(779,831)	194,759	198,786
BAH goodwill	2,331,089	(734,142)	1,596,947	1,596,947
CBB goodwill	702,760	(665,316)	37,444	37,444
Astra goodwill	109,097	(66,828)	42,269	42,269
Miranda Correa goodwill	5,514	(3,538)	1,976	1,976
(-) Provision for asset impairment – CPC 1	(1,976)	-	(1,976)	(1,976)
Quinsa goodwill	504,380	(78,143)	426,237	426,237
Goldensand goodwill	363,088	(60,511)	302,577	302,577
Software	266,862	(197,417)	69,445	76,447
Other	94,130	(77,995)	16,135	16,203
	5,349,534	(2,663,721)	2,685,813	2,696,910

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	LOANS, FINANCING AND DEBENTURES

				Current		Non-current
Mode and purposes	Final Maturity	Weighted Average Rate	Currency	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

In Brazilian Reais

ICMS tax incentives	Mar/2018	2.68%	R$	10,304	7,783	192,100	208,972
Investments in fixed assets (PPE)	Aug/2013	9.24%	R$	129,242	115,604	438,709	481,153
Agro-industrial credit	Dec/2009	94.00% CDI	R$	102,053	99,716	-	-
Agro-industrial credit	Apr/2010	9.82%	R$	104,240	101,807	-	-

Total in Brazilian Reais				345,839	324,910	630,809	690,125

In foreign currency

Bond 2011	Dec/ 2011	10.50%	USD	32,032	5,022	1,047,871	1,071,732
Bond 2013	Sep/ 2013	8.75%	USD	3,813	29,298	1,021,494	1,042,941
Investments in fixed assets (PPE)	Jul/ 2014	5.18%	UMBNDES	11,570	11,005	28,418	34,919

Total in foreign currency				47,415	45,325	2,097,783	2,149,592

Total loans and financing				393,254	370,235	2,728,592	2,839,717

Debentures 2009	Jul/ 2009	101.75% CDI	R$	-	835,768	-	-
Debentures 2012	Jul/ 2012	102.50% CDI	R$	27,502	29,906	1,247,016	1,247,640

Total debentures				27,502	865,674	1,247,016	1,247,640

Grand Total				420,756	1,235,909	3,975,608	4,087,357

Abbreviations used:

•	CDI – Interbank Deposit Certificate - corresponding to 8.60% p,a, on September 30, 2009
•	UMBNDES – Rate incurring on BNDES financing pegged to Currency Basket
•	USD – American Dollar

a)	Classification of financial liabilities

The company’s financial liabilities are classified under the category “Financial liabilities not measured at the fair value”, being recognized based on the amortized cost, by using the internal rate of return for interest calculation, except for the Bonds 2011 and 2013 whose protected risks undergo variations on their fair value with recognition in the result for the period, similar treatment to the protection derivatives, in accordance with the hedge accounting application.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Guarantees

Certain loans and financings related to purchase of property, plant and equipment are guaranteed by plants real estate mortgage and collateral of equipment, See Note 6(b).

c)	Maturities

As of September 30, 2009, loans, financings and long-term debentures fall due as follows:

2010	75,695
2011	1,199,519
2012	1,384,585
2013	1,150,057
2014 onwards	165,752
Total	3,975,608

d)	ICMS sales tax incentives

	September 30, 2009	June 30, 2009
Current liabilities
Financing	10,304	7,783
Sales tax deferrals	4,855	17,368

Non-current liabilities
Financing	192,100	208,972
Sales tax deferrals	375,711	370,864

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances refer to the financed deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year, and the deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under "Other taxes and contributions payable” and in non-current liabilities, under “Deferral of taxes on sales”.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

e)	Repayment of Borrowings

On July 1, 2009, the Company settled the 2009 Debenture in the total amount of R$836,773, of which R$ 817,050 referred to the principal and the remaining amount to interest concerning last quarter.

On April 13, 2009 the Company settled the Commercial Promissory Notes in the amount of R$1,692,713, of which R$1,500,000 refers to the principal and the remaining amount, to interest, The Promissory Notes were issued on April 15, 2008.

f)	New funding

On June 29, 2009, AmBev obtained from the Brazilian Development Bank (BNDES) a new loan in the amount of R$ 400,364 for the purpose of upgrading its manufacturing facilities. The remuneration of this loan will be based on a Basket of Currencies plus a spread of 1.8% and Long-Term Interest Rate (TJPL) plus annual spread ranging from 1.4% to 2.8%.

g)	Contractual clauses

As of September 30, 2009, the Company is in compliance with the contractual clauses of its significant loan and financing operations.

9.	CONTINGENCIES

(i)	Proceedings with probable loss:

	September 30, 2009			June 30, 2009
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	55,872	(55,872)	-
ICMS and IPI	150,045	(2,277)	147,768	161,495
IRPJ and CSLL	57,279	(8)	57,271	51,896
Labor claims	169,096	(97,550)	71,546	90,908
Other	80,779	(3,337)	77,442	88,370
Total	513,071	(159,044)	354,027	392,669

Current liabilities	50,255	-	50,255	41,700
Non-current liabilities	462,816	(159,044)	303,772	350,969

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Balance on June 30, 2009	Accruals	Reversals	Payments	Monetary and exchange restatement	Balance on September 30, 2009

PIS and COFINS	43,000	24,102	(17,422)	(2,836)	9,028	55,872
ICMS and IPI	163,068	1,949	(6,052)	(4,269)	(4,651)	150,045
IRPJ and CSLL	52,311	1,112	-	(1)	3,858	57,279
Labor claims	191,071	32,209	(20,669)	(33,402)	(112)	169,096
Other	92,447	1,359	(9,405)	(1,889)	(1,735)	80,779
Total contingencies	541,897	60,731	(53,548)	(42,397)	6,388	513,071
(-) Judicial deposits	(149,228)	(37,096)	26,967	313	-	(159,044)
Total contingencies, net	392,669	23,635	(26,581)	(42,084)	6,388	354,027

Main liabilities related to fiscal claims and provisions for contingencies:

a)	ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits.

b)	Labor

The Company is involved in approximately 3,100 labor proceedings in Brazil, considered as probable losses, with former employees, mainly related to overtime, its effects and respective charges, among others.

c)	Other lawsuits

The Company is involved in several lawsuits brought by former distributors, which refer mainly to requests for indemnification for the termination of the contractual distribution relationship with the company.

(ii)	Proceedings with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	September 30, 2009	June 30, 2009

PIS and Cofins	377,723	361,497
ICMS and IPI	1,160,733	1,139,105
IRPJ and CSLL	544,414	511,833
Labor claims	81,892	72,750
Civil claims	208,584	209,203
Other	582,382	250,690
Total	2,955,728	2,545,078

a)	Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries and/or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumptions of availability, which did not exist in prevailing laws in the period referring to the tax assessment; and (ii) it disregards the effects of a treaty entered into between Brazil and Spain to avoid double taxation.

The total amount of tax assessments of the Company is R$217,471, Based on the opinion of its legal advisors, the Company classifies said amount as involving a risk of possible, but not probable, loss.

b)	Stock subscription bonus (warrants)

Certain holders of the Company’s subscription warrants issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than the Company considers as established upon the warrants issuance, and also to receive dividends relative to these shares since 2003 (in the current amount of approximately R$141,734) besides the legal fees. In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counter entry funds significantly lower than the shares’ market value.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Lawsuit against the Alcohol Industry in Brazil

On October 28, 2008, the Federal Prosecutor’s Office filed a suit for damages against AmBev and two other companies of the liquor industry claiming in total approximately R$2.8 billion (of which about R$2.1 billion is demanded from AmBev). The Prosecution Office’s representatives argue that: (i) alcohol may seriously damage people’s health and public health and that beer is the most consumed alcoholic beverage in Brazil; (ii) the defendants hold approximately 90% of the Brazilian beer market share and invest heavily in advertising; and (iii) the advertising campaigns increase not only the defendant’s market share but also the total alcohol consumption, consequently damaging society. AmBev believes that the proceedings are not well-founded and intends to vehemently defend itself in this lawsuit.

d)	CADE – Administrative Proceeding

On July 22, 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No, 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo” which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352 million.

AmBev filed a lawsuit to annul the  CADE's decision. The 16th Federal Court in Brasilia ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already rendered a letter of guarantee for this purpose.

Based on our advisors’ analysis,  we understand that this is a contingency with risk of possible loss  (but not probable), and therefore we have not established a provision in our interim financial statements.

We are also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which we believe contravenes applicable competition rules and regulations.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

e)	Notice of infraction - Instituto Nacional de Seguridade Social - INSS

The Company has received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS, These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to service suppliers.

iii)	Events as Plaintiff

On September 30, 2009, the Company does not have lawsuits in the capacity of plaintiff for which the probability of success is probable and, therefore, worthy of being disclosed.

10.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

The Company sponsors two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998). These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the nine-month period ended on September 30, 2009, the Company made contributions to IAPP in the amount of R$698 (R$811 on September 30, 2008).

The surplus of assets of IAPP is booked by the Company in its financial statements, under "Other assets” in the amount of R$19,872 (R$19,872 on June 30, 2009), amount estimated as maximum limit of its future utilization, also taking into consideration legal restrictions that hinder the return of a possible actuarial surplus remaining at the moment the IAPP is closed and which was not used through the payment of social security benefits.

b)	Medical assistance benefits and others provided directly by the Company and its subsidiaries

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements.

On September 30, 2009, the balance of R$112,767 is recognized in the Company’s financial statements in the account “Other”, in Non-current Liabilities (R$111,561 on June 30, 2009).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência – FAHZ,

FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, by means of direct actions or through financial aid agreements to any entity.

The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by its assets on September 30, 2009 at the same date, and the assets surplus was not recorded by the Company in its financial statements.

11.	SHAREHOLDERS' EQUITY

a)	Subscribed and paid-in capital stock

On September 30, 2009, the Company’s capital stock of  R$6,832,078 (R$6,812,666 on June 30, 2009), was represented by 616,988 thousand shares of wich 346.595 thousand are common shares and 270.393 thousand are preferred shares, all of them with no par value.

At the Board of Directors' Meeting held on 30 July 2009, the following changes to the Company’s capital stock took place:

- Capital stock increase  in the amount of  R$19,054 through the issue  of 144 thousand shares fully subscribed by the Northeast Investment Fund-FINOR of funds related to tax incentives. Although the capital increase has been made in the corporate act of July  30, 2009, the funds were released by the FINOR operators bank operator in August 25, 2009, date which our bank account was credited;

- Capital stock increase in the amount of  R$2,570, trough the capitalization of the account "Tax incentive reserves – Reinvestment of Income Tax “ being R$642 referring to calendar year 2004 and R$1,928 referring to the calendar year 2006, without issuing new shares;

- Cancellation of the capital increase made in October 09, 2008 in the amount of         R$(2,212), where 24,084 preferred shares for subscription by FINOR the price of           R$91.86 each were issued, given that such actions have not been paid, considering end of the legal final deadline for the resourses libertation;

At the Board of Directors' Meeting held on June 29, 2009, the capital stock was increased by R$65,931, in view of verified subscription and payment by Company shareholders of 283 thousand common shares and 456 thousand preferred shares issued at the Annual General Meeting of April 28, 2009.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

At the Annual and Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock took place:

- Capital stock increase in the amount of R$101,322, through the issue of 804 thousand common shares and 389 thousand preferred shares, paid in upon capitalization of 70% of tax benefit earned by the Company with the partial amortization of the goodwill special reserve in 2008 fiscal year;

- Capital stock increase in the amount of R$43,423, without issuance of shares, corresponding to capitalization of 30% of tax benefit earned by the Company with the partial amortization of the fiscal incentive reserve;

b)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

c)	Interest on shareholders’ equity

Under the law, the Company has the option to distribute to shareholders interest calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although this interest is recorded in the accounting and fiscal books as financial revenue, when declared and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction. Thus, interest on shareholders’ equity is considered as dividends received and paid and is not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified, that is, the interest on shareholders’ equity received or receivable is credited to the investment account and the interest on shareholders’ equity paid or payable is debited from the retained earnings.

The interest on shareholders’ equity and dividends not claimed within 3 years of the beginning of payment becomes time-barred and is reverted to the Company (Law no, 6,404/76, Article 287, subsection II, item a).

d)	Payment of dividends and interest on equity

On August 11, 2009: The Company approved the distribution, in view of the profits earned in the interim statement of June 30, 2009, of (i) dividends to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$1.30 per common share and R$1.43 per preferred share, without income tax withholding, pursuant to the law in force; and (ii) interest on equity to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$0.25 per common share and R$0.28 per preferred share. The distribution of interest on equity will be taxed in compliance with the law in force, which will result in a net distribution of interest on equity of R$0.21 per common share and R$0.23 per preferred share.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

The aforementioned payments will be made as from October 2, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholding position of September 15, 2009 for Bovespa’s shareholders and of September 18, 2009 for NYSE’s shareholders, without monetary restatement.

e)	Treasury shares

Changes in the Company’s treasury shares during the period ended on September 30, 2009 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On June 30, 2009	749	125	874	87,772
Share buyback related to the Plan	2	1	3	252
Transfer of shares – FINOR	75	-	75	9,889
Share cancellations	-	-	-	-
Transfer of shares to shareholders of the Plan	(403)	(6)	(409)	(51,208)
On September 30, 2009	423	120	543	46,705

f)	Equity valuation adjustments

Pursuant to Law no, 11,638/07 and Law no 11,941/09 the following effects were recognized in the Company’s Shareholders’ Equity, in the “Equity valuation adjustments” group:

Shareholders’ Equity – Equity valuation adjustments
Opening balance on June 30, 2009	74,689
The effects of changes in foreign exchange rates	(238,012)
Cash flow hedge reserve	(154,263)
Deferred income tax and social contribution on the Hedge Reserve –Shareholders’ Equity	44,036
Closing balance on September 30, 2009	(273,550)

12.	STOCK OPTION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

The options granted as from 2006 have a 5-year vesting period and expire no later than 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to share financing. On September 30, 2009, the balance of shares financed refers to the plans granted before 2003, and amounts to R$10,361 (R$11,590 on June 30, 2009). The loans are guaranteed by the shares purchased.

Changes in outstanding share options taken place in the period ended on September 30, 2009 were as follows:

	Share purchase option – per thousand shares
	07.01.09 to 09.30.09		04.01.09 to 06.30.09
Description	Preferred	Common	Preferred	Common
Balance of share purchase options at the beginning of the period	3,137	99	3,299	105
Movements occurred during the period:
Exercised	(29)	(6)	(27)	(6)
Cancelled	(3)	-	(142)	-
Granted	1,059	-	7	-
Balance of share purchase options at the end of the period	4,164	93	3,137	99

13.	TREASURY

a)	Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital markets in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv), credit risks of financial counterparts.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. It determines that all risks currently recorded (for example, foreign exchange and interest) should be hedged by derivative instruments. Risks that exist currently but are not yet recorded (for example, future acquisition of raw material or fixed assets) should be hedged based on forecasts for the time necessary for the Company to adapt to the new price scenario, which may vary from six to eighteen months, also with derivative instruments. Any exception to this policy must be approved by the Board of Directors.

To meet its objectives, the Company use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards, linear options and swaps. On September 30, 2009, the Company had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The Company does not invest in derivatives or any other risky assets on a speculative basis. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011 and 2013 were designated as fair value hedge instruments, in accordance to CPC 14. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial income.

ii) Operational hedge – these operations were contracted for the purpose of reducing the Company’s exposure, after possible fiscal effects, to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded through this strategy are designated as cash flow hedge instruments. Thus, net results of such operations, calculated at their fair value, are recorded in the shareholders’ equity up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding accounting., according to CPC 14.

iii) Hedge tax – On September 30, 2009, the company has operations, as shown below and identified in Note 4.1, whose exchange variation has  asymmetric tax effects:

- Intercompany loans with controlled  companies:
    - AmBev – Dunvegan – US$221,314 equivalent to R$393,518;
    - Ambev – NCAQ – US$118,384 equivalent to R$210,498;
    - AmBev – Monthiers – US$273,585 equivalent to R$486,461;

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

- Debt securities issued abroad by Ambev in  the  amount of US$630,000 equivalent to R$1,120,203, which is included in the portfolio of the controlled company  Monthiers;

In order to eliminate  the effects of this tax asymmetry the Company contracted derivative instruments (contracts for future settlement), whose  results are measured by its fair value and are recognized  following the accrual basis, in each  assessment period, under the Income Tax and Social Contribution Social.

On September 30, 2009 and June 30, 2009, the notional amount and fair value of these instruments, as their accumulated effects for the quarter are demonstrated below:

		Notional Amount		Fair Value
Purpose / Risk / Instrument		September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009
Foreign Currency	Futures Contracts (1)	1,423,369	1,604,703	(15,903)	(8,579)
Foreign Currency	Options	285,118	-	10,352	-
Foreign Currency	Non Deliverable Forwards	50,864	54,949	(187)	(3,705)
Interest Rate	Futures Contracts (1)	(300,000)	(662,500)	(200)	17
Operational Hedge		1,459,351	997,152	(5,938)	(12,267)
Foreign Currency	Futures Contracts (1)	(211,594)	(572,697)	2,653	1,018
Foreign Currency	Swaps	2,697,148	2,836,805	(294,706)	(262,331)
Interest Rate	Futures Contracts (1)	(30,000)	27,000	138	(39)
Interest Rate	Swaps	300,000	300,000	111,832	31,827
Financial Hedge		2,755,554	2,591,108	(180,083)	(229,525)
Foreign Currency	Futures Contracts (1)	(1,234,446)	(1,425,937)	15,121	6,590
Fiscal Hedge		(1,234,446)	(1,425,937)	15,121	6,590
Total Derivatives		2,980,459	2,162,323	(170,900)	(235,202)

		Result for the period		Result for the quarter
Purpose / Risk / Instrument		September 30, 20009 (2)	September 30, 2008	07.01.09 to 09.30.09	07.01.08 to 09.30.08
Foreign Currency	Futures Contracts (1)	(410,692)	46,391	(162,884)	190,715
Foreign Currency	Options	(15,766)	-	(15,766)	-
Foreign Currency	Non Deliverable Forwards	(7,484)	2,389	(3,666)	-
Interest Rate	Futures Contracts (1)	(561)	(1,973)	(124)	(1,973)
Commodity	Futures Contracts (1)	-	255	-	(1,853)
Operational Hedge		(434,503)	47,062	(182,440)	186,889
Foreign Currency	Futures Contracts (1)	122,190	(7,602)	37,800	(9,180)
Foreign Currency	Swaps	(649,381)	(240,996)	(111,120)	342,256
Foreign Currency	Non Deliverable Forwards	1,884	-	-	-
Interest Rate	Futures Contracts (1)	(7,403)	1,010	26	3,101
Interest Rate	Swaps	94,208	(16,529)	15,721	(1,213)
Financial Hedge		(438,502)	(264,116)	(57,573)	334,964
Foreign Currency	Futures Contracts (1)	400,944	(45,702)	132,700	(172,503)
Fiscal Hedge		400,944	(45,702)	132,700	(172,503)
Total Derivatives		(472,061)	(262,756)	(107,313)	349,350

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

(1) Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2)    Income generated by operations during the year of 2009. Of this amount, R$(37,558) was recognized in the results, being R$(438,502) as  financial income and R$400,944 as income tax and social contribution. The loss of R$(434,503) was recorded in shareholders’ equity, partially amortizing the accrued gains from previous periods, which will be recognized in future periods, according to the nature of each hedge.

These instruments, as of September 30, 2009, at fair value and notional amount per instrument, matured as follows:

		Notional Amount
Purpose / Risk / Instrument		2009	2010	2011	2012	>2012	Total
Foreign Currency	Futures Contracts	1,254,450	168,920	-	-	-	1,423,369
Foreign Currency	Options	17,781	236,487	30,850	-	-	285,118
Foreign Currency	Non Deliverable Forwards	50,864	-	-	-	-	50,864
Interest Rate	Futures Contracts	-	(300,000)	-	-	-	(300,000)
Operational Hedge		1,323,095	(105,407)	30,850	-	-	1,459,351
Foreign Currency	Futures Contracts	(12,891)	2,667	(206,260)	445	4,445	(211,594)
Foreign Currency	Swaps	262,920	-	1,275,058	-	1,159,169	2,697,148
Foreign Currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest Rate	Futures Contracts	-	90,000	(5,000)	(2,500)	(112,500)	(30,000)
Interest Rate	Swaps	-	-	-	-	300,000	300,000
Financial Hedge		250,029	92,667	1,063,798	(2,055)	1,351,114	2,755,554
Foreign Currency	Futures Contracts	(1,234,446)	-	-	-	-	(1,234,446)
Fiscal Hedge		(1,234,446)	-	-	-	-	(1,234,446)
Total Derivatives		338,678	198,074	1,094,648	(2,055)	1,351,114	2,980,459

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

		Fair Value
Purpose / Risk / Instrument		2009	2010	2011	2012	>2012	Total
Foreign Currency	Futures Contracts	(14,212)	(1,691)	-	-	-	(15,903)
Foreign Currency	Options	646	8,586	1,120	-	-	10,352
Foreign Currency	Non Deliverable Forwards	(187)	-	-	-	-	(187)
Interest Rate	Futures Contracts	-	(200)	-	-	-	(200)
Operational Hedge		(13,753)	6,695	1,120	-	-	(5,938)
Foreign Currency	Futures Contracts	(105)	(37)	2,864	(6)	(63)	2,653
Foreign Currency a	Swaps	10,787	-	(151,924)	-	(153,569)	(294,706)
Foreign Currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest Rate	Futures Contracts	-	52	4	2	80	138
Interest Rate	Swaps	-	-	-	-	111,832	111,832
Financial Hedge		10,682	15	(149,056)	(4)	(41,720)	(180,083)
Foreign Currency	Futures Contracts	15,121	-	-	-	-	15,121
Fiscal Hedge		15,121	-	-	-	-	15,121
Total Derivatives		12,051	6,710	(147,936)	(4)	(41,720)	(170,900)

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis, as determined by CVM through Instruction 475, which requires that two scenarios be presented with 25% and 50% deterioration on the considered risk variable, in addition to a base scenario.   These scenarios may impact on  future  results and /or cash flows of the  Company, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on September 30, 2009;

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2009;

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2009;

In addition to presenting the possible effects on individual results of derivative operations, we also demonstrate in the analysis the effects of derivative operations contracted for asset protection along with each transaction:

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR(3) (R$)

Foreign Currency	Futures Contracts	Dollar Depreciation	(15,903)	(371,745)	(727,588)	157,289
Foreign Currency	Options	Foreign Currency	-	-	-	27,934
Foreign Currency	NDFs	Dollar and Euro Depreciation	(187)	(12,903)	(25,619)	6,743
Interest Rate	Futures Contracts	Reduction in the Interbank Deposit Certificate (CDI)	(200)	(11,521)	(22,842)	4,448
Operational Hedge

Foreign Currency	Futures Contracts	Dollar Depreciation	2,653	(50,245)	(103,144)	11,674
Foreign Currency	Swaps	Dollar Depreciation	(294,706)	(968,993)	(1,643,280)	427,193
Interest Rate	Futures Contracts	Increase in Interest rate	138	(2,086)	(4,310)	992
Interest Rate	Swaps	Increase in Interest rate	111,832	58,651	5,469	722
Financial Hedge

Foreign Currency	Futures Contracts	Dollar Appreciation	15,121	(293,490)	(602,102)	194,129
Fiscal Hedge

(3)	Unaudited information

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar decrease and CDI redution	(16,103)	(383,266)	(750,430)
Input purchases		16,103	454,545	861,183
Foreign exchange hedge	Dollar and Euro decrease	(187)	(12,903)	(25,619)
Capex purchase		187	12,903	25,619
Operational hedge		(16,290)	(396,169)	(776,049)
Operational purchases		16,290	467,448	886,802
Net effect		-	71,279	110,753

Foreign exchange hedge	Foreign currency increase	(292,053)	(913,441)	(1,534,830)
Net debt		292,053	913,441	1,534,830
Interest rate hedge	Increase in interest rates	111,970	56,565	1,159
Interest Expenses		(111,970)	(56,565)	(1,159)
Financial hedge		(180,083)	(856,876)	(1,533,671)
Net debt and interest		180,083	856,876	1,533,671
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	15,121	(293,490)	(602,102)
Tax expenses		(15,121)	293,490	602,102
Fiscal hedge		15,121	(293,490)	(602,102)
Tax expenses		(15,121)	293,490	602,102
Net effect		-	-	-

i.	Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

ii.	Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of September 30, 2009, the Company kept an amount of R$18,035 in immediate liquidity or cash investments (on June 30, 2009, R$68,199).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities and debentures, are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011 and 2013 are stated as items subject to fair value hedge. As such, variations in the fair value of protected risks are recognized in income in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional gain, before income and social contribution taxes, of approximately R$16,627 on September 30, 2009 (loss of R$94,666 on June 30, 2009) as presented below:

Financial liabilities	Book value	Market value	Difference

Agro-industrial credit	206,292	206,292	-
BNDES/FINEP/EGF/ Tax incentives	810,344	810,344	-
Bond 2011	1,079,903	1,072,220	7,682
Bond 2013	1,025,307	1,044,002	(18,695)
Debentures	1,274,518	1,246,878	27,640
	4,396,364	4,379,736	16,627

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as September 30, 2009, being approximately 117.00% of face value for Bond 2011 and 117.00% for Bond 2013 (115.80% for Bond 2011 and 115.00% for Bond 2013 on June 30, 2009).

c)	Financial Assets

The investments securities, represented by securities, government bonds and bank deposits certificates, even when stated in foreign currency, are classified under Held for trading, measured at their fair value and recognized in the financial income, and amount to R$1,857,215 on September 30, 2009 (R$1,982,044 on June 30, 2009).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses:

	Period ended on		Quarter Ended on
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Financial income:
Interest on cash and cash equivalents	77,054	28,837	23,011	8,205
Net gains on derivative instruments	-	334,963	-	334,963
Financial charges on taxes, contributions, judicial deposits and contingencies	20,130	5,792	14,984	882
Income from stock option plan	570	4,882	165	1,116
Interest and exchange variation on loans	805,323	-	231,127	5,124

Exchange variation on financings	582,388	-	182,552	-
Other	9,340	14,130	1,898	6,161

	1,494,805	388,604	453,737	356,451
Financial expenses:
Exchange variation on financings	-	(118,913)	-	(356,765)
Exchange variation on dividends receivable	(35,807)	-	(13,973)	-
Exchange variation on other assets	(80,940)	-	(80,940)	-

Net losses on derivative instruments	(438,502)	(599,079)	(57,573)	-

Interest on debts in foreign currencies	(193,707)	(170,357)	(53,996)	(55,970)
Interest on debts in reais	(242,177)	(351,760)	(47,259)	(152,622)
Income from adjustment of operations at market value	(158,133)	223,019	(123,725)	(8,075)
Interest and exchange variation on loans	(15,520)	(372,300)	-	(520,543)
Taxes on financial transactions	(7,348)	(14,753)	(3,463)	(5,631)

Financial charges on contingencies	(8,324)	(5,591)	(7,034)	(3,253)

Other	(37,725)	(39,775)	(18,374)	(16,222)

	(1,218,183)	(1,449,509)	(406,337)	(1,119,081)

Financial result, net	276,622	(1,060,905)	47,400	(762,630)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

e)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i,e, the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

The process that determines the financial institutions authorized to operate as the Company’s counterparts is in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses with these counterparties. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. On September 30, 2009, the total amount of this limit is R$222,262 (equivalent to US$125,000) in derivative operations contracted in Brazil.

On September 30, 2009, the Company had relevant short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, Bradesco, Itaú Unibanco, Santander and BNP Paribas. The Company had derivative agreements with the following financial institutions: Citibank, Itaú BBA, Santander, Unibanco, Votorantin, JP Morgan, Deutsche Bank and Sociétê Generale.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

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06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.	INCOME AND SOCIAL CONTRIBUTION TAXES

For income and social contribution taxes determination purposes, the Company has opted for the Tax Transition System (“RTT”), as authorized by Law no 11,941/09.

a)	Reconciliation of income and social contribution taxes expenses with their nominal amounts:

	01.01.09 to 09.30.09	01.01.08 to 09.30.08
Net income before income and social contribution taxes	4,886,128	2,210,250
Statutory profit sharing and contributions	(212,390)	(26,948)
Net income before tax and social contribution taxes and minority interest	4,673,738	2,183,302

Expected expense with income and social contribution taxes at nominal rates (34%)	(1,589,071)	(742,323)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization – non-deductible portion	-	(21,003)
Subsidiaries’ income not subject to taxation	265,704	(29,998)
Interest on shareholders’ equity	258,914	257,029
Equity gains (losses) in subsidiaries	461,584	277,344
Non-taxable fiscal incentives	79,195	41,993
Permanent additions and exclusions and other	76,557	(14,248)

Income and social contribution taxes expenses	(447,117)	(231,206)

Current	258,368	(37,879)
Deferred	(705,485)	(193,327)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	07.01.09 to 09.30.09	07.01.08 to 09.30.08
Net income before income and social contribution taxes	1,559,700	695,907
Statutory profit sharing and contributions	(53,814)	(5,936)
Net income before tax and social contribution taxes and minority interest	1,505,886	689,971

Expected expenses with income and social contribution taxes at nominal rates (34%)	(512,001)	(234,590)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization – non-deductible portion	-	(7,571)
Subsidiaries’ income not subject to taxation	90,274	(113,812)
Interest on shareholders’ equity	85,763	90,405
Equity gains (losses) in subsidiaries	194,126	271,617
Fiscal incentives of income tax and ICMS non-taxable	21,423	12,238
Permanent additions and exclusions and other	513	(7,164)
Income and social contribution taxes expenses	(119,902)	11,123

Current	243,843	3,166
Deferred	(363,745)	7,957

b)	Breakdown of deferred taxes

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between fiscal and accounting basis related to assets and liabilities.

According to CVM Instruction 371, as of June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The income and social contribution taxes were calculation based on:

	September 30, 2009	June 30, 2009
Current assets
Tax losses carryforwards	148,887	228,625
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770
Provision for interest on shareholders’ equity	33,983	85,988
Provision for employees’ profit sharing	12,840	32,443
Provision for marketing and selling expenses	116,707	99,932
Other	35,427	33,662
	698,614	831,420

Non-current assets
Tax losses carryforwards	28,796	20,928
Temporary differences:
Provision for losses on tax incentives	3,085	3,085
Goodwill future profitability – Mergers	1,139,449	1,259,008
Provision for benefits to employees	38,341	37,931
Provision for losses on assets held for sale	8,100	8,100
Provision for losses on hedge	(649)	86,500
Other temporary provisions	108,040	142,762
Shareholders’ equity adjustments to Law 11,638	192,905	140,061
Other	13,668	11,848
	1,531,735	1,710,223
Non-current liabilities
Temporary differences
Deferred assets on shareholders’ equity adjustments to Law 11,638	1,945	1,945
Other	11,222	12,272
	13,167	14,217

The management considers that the balances of deferred income taxes on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on tecnical studies of fiscal results projections calculated according to CVM instructon nº 371, the Comapany estimate to recover a tax credit related to tax losses carryforwards in the amount of R$62,500 in 2009 and R$115,183 in 2010

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

15.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has the following commitments assumed with suppliers:

	On September 30
Year	2009	2010	2011	Total
Amount	1,492,222	760,844	1,323,156	3,576,222
	On June 30
Year	2009	2010	2011	Total
Amount	698,519	1,284,721	370,812	2,354,052

16.  OTHER OPERATING INCOME AND EXPENSES, NET

	Nine-month period ended on		Quarter ended on
	09.30.2009	09.30.2008	09.30.2009	09.30.2008
Operating income
ICMS tax incentives	112,325	100,077	37,846	30,792
Tax recovery	88,419	2,043	35,765	2,043
Result from indemnification – brand assignment (i)	243,714	-	-	-
Recovering of expenses between Companies of the group	236,781	-	32,855	-
Reimbursement of losses with returnable assets	28,607	33,081	9,037	9,118
Negative goodwill in the purchase/settlement of taxes	7,926	21,882	2,506	2,141
Result with minority shareholders	96,622	-	78,598	-
Reversion of provision for investment losses	76,022	25,186	38,756	-
Gain from sale of fixed assets	5,777	3,954	3,754	3,954
Other operating income	9,573	5,550	2,836	2,231
	905,766	191,773	241,953	50,279
Operating expenses
Pis and Cofins on other incomes	(5,128)	(955)	(187)	(276)
Expenses with Fundap operation	(5,398)	-	-	-
Provision for loss on investments	-	(23,453)		(23,453)
Other operating expenses	(4,933)	(21,639)	(586)	(13,262)
	(15,459)	(46,047)	(773)	(36,991)

Other operating income (expenses), net	890,307	145,726	241,180	13,288

(i) New licensee for the beers of the Labatt family in the United States(see Note (1) (b) (v)).

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

17.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order among other purposes, to reduce risks of accidents. In addition, it maintains insurance agreements, which coverage is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a special review of quarterly information, and therefore were not reviewed by our independent auditors.

18.	SUBSEQUENT EVENTS

     a)  Purchase of minority shares of AmBev Company S.A.

On October 02, 2009 the Company through its subsidiary Monthiers S.A., acquired 14.38% of minority shares on the peruvian subsidiary AmBev Company S.A., in the amount of US$16 million (equivalent to R$28 million), increasing its share from 85.62% to 100%. The AmBev Company owns 99.99% of  the shares issued by the subsidiary Compañía Cervecera AmBev Perú S.A.C.

     b)  Dividend and Interest on Capital

On November 9, 2009, the Company approved the distribution, due to the profit recorded in the balance outstanding as of October 31, 2009, (i) dividends to be allocated to the minimum mandatory dividend for the year 2009, at the ratio of R$ 1.48 per common share and R$ 1.63 per preferred share without withholding income tax persuant to the law in force; and (ii) Interest on Capital to be allocated to the minimum mandatory dividend for the year 2009, at the rate from R$ 0.54 per common share and R$ 0.59 per preferred share. The distribution of Interest on Capital will be taxed in the compliance with the law in force, which will result in a net distribution of Interest on capital of R$ 0.46 per common share and R$ 0.50 per preferred share.

The aforementioned payments will be made as from December 18, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholders position of December 2, 2009 for NYSE´s shareholders and December 7, 2009 to shareholders for NYSE´s shareholders, without monetary restatement. Shares and ADRs will be traded ex-dividend as from December 3, 2009.

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01,01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02,808,708/0001-07

09,01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %

7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C,R,B,S, S/A	56,228,356/0001-31	PRIVATE SUBSIDIARY	10.68	0.12

COMMERCIAL, INDUSTRIAL AND OTHER	1	1

02	DAHLEN S/A	, , / -	PRIVATE SUBSIDIARY	100.00	3.74

COMMERCIAL, INDUSTRIAL AND OTHER	480	480

03	BSA BEBIDAS LTDA,	00,838,818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06

COMMERCIAL, INDUSTRIAL AND OTHER	31,595	31,595

04	AMBEV BRASIL BEBIDAS LTDA	73,082,158/0001-21	PRIVATE SUBSIDIARY	99.50	3.02

COMMERCIAL, INDUSTRIAL AND OTHER	342,896	342,896

05	ANEP ANTARCTICA PAULISTA EMPREEND, E PARTICIP, LTDA	01,131,570/0001-83	PRIVATE SUBSIDIARY	100.00	0.48

COMMERCIAL, INDUSTRIAL AND OTHER	669,019	669,019

06	FRATELLI VITA BEBIDAS S/A	73,626,293/0001-90	PRIVATE SUBSIDIARY	77.97	1.55

COMMERCIAL, INDUSTRIAL AND OTHER	345	345

07	HOHNECK	, , / -	PRIVATE SUBSIDIARY	50.69	2.95

COMMERCIAL, INDUSTRIAL AND OTHER	602,468	602,468

08	AGREGA INTELIGÊNCIA EM COMPRAS LTDA,	04,294,012/0001-27	PRIVATE SUBSIDIARY	50.00	0.05

COMMERCIAL, INDUSTRIAL AND OTHER	55	55

10	AROSUCO AROMAS E SUCOS LTDA	03,134,910/0001-55	PRIVATE SUBSIDIARY	99.70	7.22

COMMERCIAL, INDUSTRIAL AND OTHER	1	1

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01,01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02,808,708/0001-07

09,01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %

7 – TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

11	LABATT HOLDING AS	, , / -	PRIVATE SUBSIDIARY	99.99	59.52

COMMERCIAL, INDUSTRIAL AND OTHER	1,000,017	1,000,017

12	MALTARIA PAMPA S/A	, , / -	PRIVATE SUBSIDIARY	60.00	1.40

COMMERCIAL, INDUSTRIAL AND OTHER	1,439,147	1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS S/A	12,268,405/0001-94	PRIVATE SUBSIDIARY	95.43	14.85

COMMERCIAL, INDUSTRIAL AND OTHER	390	390

14	LAMBIC HOLDING	, , / -	PRIVATE SUBSIDIARY	87.10	2.91

COMMERCIAL, INDUSTRIAL AND OTHER	13,641	13,641

15	FAZENDA DO POÇO S/A-AGRÍCOLA E FLOREST,	04,768,362/0001-88	PRIVATE SUBSIDIARY	91.41	0.01

COMMERCIAL, INDUSTRIAL AND OTHER	967	967

16	QUILMES INDUSTRIAL S,A	, , / -	PRIVATE SUBSIDIARY	42.43	2.76

COMMERCIAL, INDUSTRIAL AND OTHER	459,039	459,039

17	AMBEV INTERNATIONAL,	, , / -	PRIVATE SUBSIDIARY	100.00	0.17

COMMERCIAL, INDUSTRIAL AND OTHER	70	70

18	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33,719,311/0001-64	PRIVATE SUBSIDIARY	11.84	0.49

COMMERCIAL, INDUSTRIAL AND OTHER	1	1

19	LONDRINA BEBIDAS LTDA	02,125,403/0001-92	PRIVATE SUBSIDIARY	95.89	-0.21

COMMERCIAL, INDUSTRIAL AND OTHER	15,594	15,594

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01,01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02,808,708/0001-07

14,01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No, ORDER	2
3 - No, REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	7/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PÚBLIC
8 - DATE OF ISSUANCE	7/01/2006
9 - EXPIRATION DATE	7/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.50% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000,00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

Independent Auditors’ Review Report
(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have reviewed the accounting information included in the Interim Information – ITR of Companhia de Bebidas das Américas - AmBev (“the Company”) related to the quarter ended September 30, 2009, including the balance sheet, the statements of income, changes in shareholders’ equity and cash flows, the explanatory notes and the performance report, prepared under the responsibility of its management.

2.
Our review was performed in accordance with the specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted in the preparation of the Interim Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the Interim Information mentioned above, for these to be in accordance with the accounting practices adopted in Brazil and rules established by the Brazilian Securities Commission – CVM, specifically applicable to the preparation of Interim Information.

4.
As mentioned in Note 2.1, due to the changes to the accounting practices adopted in Brazil during 2008, the statements of income, changes in shareholders’ equity and cash flows for the quarter ended September 30, 2008, presented for comparison purposes, were adjusted and are being restated as required by NPC 12 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution no 506/06.

November 10, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Guilherme Nunes
Contador CRC 1SP113939/O-8	Contador CRC 1SP195631/O-1

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2009	Brazilian Corporate Law

01,01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02,808,708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	STATEMENT OF CASH FLOW – INDIRECT METHOD	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009	12
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009	13
06	01	NOTES TO THE FINANCIAL STATEMENTS	14
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	61
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	63
21	01	SPECIAL REVIEW REPORT	64
		C,R,B,S, S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA
		AMBEV BRASIL BEBIDAS LTDA
		ANEP ANTARCTICA PAULISTA EMPREEND E PARTICIP
		FRATELLI VITA BEBIDAS S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA
		AROSUCO AROMAS E SUCOS LTDA
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA
		LAMBIC HOLDING
		FAZENDA DO POCO S/A AGRICOLA E FLOREST,
		QUILMES INDUSTRIAL S/A
		AMBEV INTERNATIONAL
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		LONDRINA BEBIDAS LTDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer